

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 30, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Thermo Fisher Scientific Inc., under the Exchange Act of 1934.

- 0.125% Senior Notes due 2025
- 0.500% Senior Notes due 2028
- 0.875% Senior Notes due 2031
- 1.500% Senior Notes due 2039
- 1.875% Senior Notes due 2049

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.